Exhibit 12 (b)

Xerox Corporation

Computation of Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges, the ratio of earnings to combined fixed charges and preferred stock dividends, as well as any deficiency of earnings are determined using the following applicable factors:

Earnings available for fixed charges are calculated first, by determining the sum of: (a) income (loss) from continuing operations before income taxes, (b) distributed equity income, (c) fixed charges, as defined below and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest, if any.

Fixed charges are calculated as the sum of (a) interest costs (both expensed and capitalized), (b) amortization of debt expense and discount or premium relating to any indebtedness and (c) that portion of rental expense that is representative of the interest factor.

Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the amount of pre-tax earnings required to cover dividends paid on our Series B convertible preferred stock and our Series C mandatory convertible preferred stock. The Series B dividends are tax deductible and, as such, are equivalent to the pre-tax earnings required to cover such dividends.

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,
(In millions)	2004	2003
Fixed charges:
Interest expense	$184	$238
Portion of rental expense which represents interest factor	20	19

Total fixed charges	$204	$257

Earnings available for fixed charges:
Earnings	$232	$(132)
Less: Undistributed equity in income of affiliated companies	(23)	(13)
Add: fixed charges before capitalized interest and preferred stock dividends	204	257

Total earnings available for fixed charges	$413	$112

Ratio of earnings to fixed charges	2.02	**

**	Earnings for the three months ended March 31, 2003 were inadequate to cover fixed charges by $145 million.

Xerox Corporation

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(In millions)	Three Months Ended March 31,
	2004	2003
Fixed charges:
Interest expense	$184	$238
Portion of rental expense which represents interest factor	20	19

Total fixed charges	204	257
Preferred stock dividends pre-tax income requirement	33	10

Total combined fixed charges and preferred stock dividends	$237	$267

Earnings available for fixed charges:
Earnings	$232	$(132)
Less: Undistributed equity in income of affiliated companies	(23)	(13)
Add: fixed charges	204	257

Total earnings available for fixed charges and preferred stock dividends	$413	$112

Ratio of earnings to combined fixed charges and preferred stock dividends	1.74	**

**	Earnings for the three months ended March 31, 2003 were inadequate to cover combined fixed charges and preferred stock dividends by $155 million.